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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          INTERNATIONAL INTERNET, INC.
                                 NAME OF ISSUER


                         COMMON STOCK $.00001 PAR VALUE
                          TITLE OF CLASS OF SECURITIES



                                    459700100
                                  CUSIP NUMBER

                                 GARY SCHULTHEIS
                              6413 CONGRESS AVENUE
                                    SUITE 230
                              BOCA RATON, FL 33487
                                 (561) 988-0819
                  NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS


                                DECEMBER 4, 1999
              ----------------------------------------------------
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


     Check the following box if a fee is being paid with this statement. [ ]
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CUSIP NO. 459700100

1.    Name of Reporting Persons                                Gary Schultheis
      Tax Identification Number                                    ###-##-####

2.    Check the Appropriate Box if a Member                             (a){ }
      of a Group. (See instructions)                                    (b){ }

3.    SEC Use Only

4.    Source of Funds                                                       OO

5.    Check if Disclosure of Legal Proceedings
      is Required pursuant to Items 2(d) or 2(e)                           { }

6.    Citizenship or Place of Organization                       United States


                                 (7)   Sole Voting Power           252,269,000
Number of Shares Beneficially    (8)   Shared Voting Power
Owned by Each Reporting Person   (9)   Sole Dispositive Power      252,269,000
With:                            (10)  Shared Dispositive
                                       Power


11.   Aggregate Amount Beneficially Owned                          252,269,000
      By Each Reporting Person

12.   Check if the Aggregate Amount
      in Row 11 Excludes Certain Shares                                    { }

13.   Percent of Class Represented                                      32.83%
      by Amount in Row 11

14.   Type of Reporting Person                                              IN


ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this statement relates is the common stock, $0.00001 par value (the "Stock"), of International Internet, Inc., a Delaware corporation ("IINN"). The executive offices of International Internet are located at 6413 Congress Avenue, Suite 230, Boca Raton, FL 33487.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is filed by Gary Schultheis ("Schultheis"). The business address of Schultheis is 6413 Congress Avenue, Suite 230, Boca Raton, Florida. Schultheis is president and CEO of IINN, and has served in that capacity since January 14, 1998.

            During the last five years, Schultheis has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or
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CUSIP NO. 459700100

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On January 17, 1998, Schultheis acquired 2,680,190 pre-split shares (the "Shares") of the Company's Common Stock pursuant to the terms of that certain Stock Purchase Agreement dated January 13, 1998, between the Company and Schultheis, a copy of which is filed herewith as Exhibit 7.2. Pursuant to the Stock Purchase Agreement, Schultheis received the Shares in exchange for 38.52% of the outstanding capital stock of Mr. Cigar, Inc., a Delaware corporation which Schultheis had owned. The Shares were subsequently subject to a 100 for 1 forward split in August, 1998.

ITEM 4.     PURPOSES OF TRANSACTION.

            The acquisition of Stock reported herein was made to obtain an equity interest in International Internet, Inc. Schultheis intends from time to time, depending upon market conditions, the state of affairs of IINN and of the business in which it is engaged and other factors, to acquire additional shares of Stock subject to applicable laws, but Schultheis may determine to sell all or a portion of the shares of Stock that he now owns or hereafter may acquire. Schultheis intends to continue to consider his equity interests in IINN and reserve the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances existing at any future date.

            Except as set forth above, Schultheis has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) At the close of business on November 30,1999, Schultheis beneficially owned 252,269,000 shares of Stock, or approximately 32.83% of the 768,446,187 outstanding shares of Stock of IINN as reported by IINN in its Form 8-K filing for the period ended 12/8/99.

            (b) Schultheis has sole voting and dispositive power with respect to 252,269,000 of the shares of Stock disclosed in Item 5(a) above.

            (c) Schultheis has not sold any shares of Stock during the past sixty days.

            (d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.
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CUSIP NO. 459700100

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following exhibit is attached:


            7.2. Stock Purchase Agreement dated January 13, 1998, between Schultheis and International Industries, Inc.
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CUSIP NO. 459700100
                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      January 17,  2000


                                              /s/ GARY SCHULTHEIS
                                              ---------------------------------
                                                  GARY SCHULTHEIS